Exhibit A

	New York Recovery Advisory LLC, Advisory Agreement	Winthrop Realty Partners ("WRP") Proposal
Term:	1 year. Automatically renewed for periods of 6-months unless Independent directors elect to terminate.	8 month term. Automatically renewed for periods of 4 months unless terminated by Company
Termination:	Yes at: (i) expiration of then current term; (ii) without cause and without penalty upon 60 day notice; (iii) for Good Reason with 45 day notice; (iv) upon change in control or (v) by the independent directors of the company with Cause	Same as existing agreement
Termination Fee	None	None; same as existing agreement
Acquisition Fees:	None	None; same as existing agreement
Financing Fee	None	None; same as existing agreement
Property Disposition Fee:	In connection with a Sale of one or more Properties in which the Advisor provides a substantial amount of services, as determined by the Independent Directors, the Company shall pay to the Advisor a Property Disposition Fee up to the lesser of (i) two percent (2.0%) of the Contract Sales Price of such Property and (ii) one-half (½) of the Competitive Real Estate Commission paid if a non-Affiliate is also involved; provided, however, that in no event may the Property Disposition Fee, when added to all other real estate commissions paid to non-affiliates of the Advisor in connection with such Sale, exceed the lesser of six percent (6.0%) of the Contract Sales Price and a Competitive Real Estate Commission.	None
Asset Management Fee:	50 basis points per annum of the Cost of Assets plus costs and expenses incurred by the Advisor or any Affiliate of the Advisor in providing asset management services; provided that if the Cost of Assets exceed $3.0 billion on the applicable determination date, then the Asset Management Fee shall be equal to 50 basis points per annum of the Cost of Assets up to $3.0 billion and 40 basis points per annum of the Cost of Assets in excess of $3.0 billion.	40 basis points per annum on the Cost of Assets if WRP pays the cost of the Chief Executive Officer of the advisor or 25 basis points if NYRT pays the cost of the Chief Executive Officer of the advisor. The fee will be adjusted quarterly in arrears.
Expense Reimbursement:	(i) Organization and Offering Expenses and expenses related to the Private Offering, including (A) third-party due diligence fees related to the Primary Offering of up to one-half percent (0.5%) of the Gross Proceeds raised in all Primary Offerings, and (B) third-party due diligence fees related to the Private Offering of up to one-half percent (0.5%) of the Gross Proceeds raised in the Private Offering, in each case as set forth in detailed and itemized invoices; provided, however, that the Company will not reimburse the Advisor to the extent that such reimbursement would cause (A) the total amount of Organization and Offering Expenses paid by the Company and the Operating Partnership to exceed one and one-half percent (1.5%) of the Gross Proceeds raised in all Primary Offerings, or (B) the total amount of the expenses related to the Private Offering to exceed one and one-half percent (1.5%) of the Gross Proceeds raised in the Private Offering; (ii) Acquisition Expenses, subject to the limitations set forth in Section 10(b); (iii) the actual cost of goods and services used by the Company and obtained from entities not Affiliated with the Advisor; (iv) interest and other costs for loans, including discounts, points and other similar fees; (v) taxes and assessments on income of the Company or Assets; (vi) costs associated with insurance required in connection with the business of the Company or by the Board; (vii) expenses of managing and operating Assets owned by the Company, whether payable to an Affiliate of the Company or a non-affiliated Person;	(i) The actual cost of goods and services used by the Company and obtained from entities not Affiliated with the WRP; (ii) taxes and assessments on income of the Company or Assets paid by the WRP; (iii) costs associated with insurance required in connection with the business of the Company or by the Board paid by the WRP; (iv) expenses of managing and operating Assets owned by the Company, paid to a non-affiliated Person; (v) all third party expenses in connection with payments to the Directors for attending meetings of the Board and Stockholders; (vi) third party expenses connected with payments of Distributions; (vii) third party expenses of organizing, revising, amending, converting, modifying or terminating the Company, the Operating Partnership or any subsidiary thereof or the Articles of Incorporation, By-laws or governing documents of the Operating Partnership or any subsidiary of the Company or the Operating Partnership;

	New York Recovery Advisory LLC, Advisory Agreement	Winthrop Realty Partners ("WRP") Proposal
Expense Reimbursement (continued):	; (viii) all expenses in connection with payments to the Directors for attending meetings of the Board and Stockholders; (ix) expenses associated with a Listing, if applicable, or with the issuance and distribution of Shares, such as selling commissions and fees, advertising expenses, taxes, legal and accounting fees, listing and registration fees; (x) expenses connected with payments of Distributions; (xi) expenses of organizing, revising, amending, converting, modifying or terminating the Company, the Operating Partnership or any subsidiary thereof or the Articles of Incorporation, By-laws or governing documents of the Operating Partnership or any subsidiary of the Company or the Operating Partnership;	
Cap on Asset Management Fees and Expense Reimbursement:	None	None; Same as Existing Agreement
Dealer Manager Fee:	Advisor is entitled to a fee from the sale of Shares in a Primary Offering, for serving as the dealer manager of such Primary Offering.	None
Property Mgmt Fees	The Company pays the Property Manager a property management fee equal to: (i) for nonhotel properties, 4.0% of gross revenues from properties managed, plus market-based leasing commissions; and (ii) for hotel properties, a market based fee based on a percentage of gross revenues. The Company also reimburses the Property Manager for property-level expenses. The Property Manager may subcontract the performance of its property management and leasing services duties to third parties and pay all or a portion of its property management fee to the third parties with whom it contracts for these services.	A property mangement fee equal to 2.0% of gross revenue from properties for non-hotel assets. WRP will utilize third party management for the Viceroy Hotel.
Oversight Fee	1% of gross revenue if they are not the Property Manager.	None
Incentive Fee	Existing LTIP performance plan.	10% of distributions to shareholders in excess of $11 per share, of which up to one-half may be paid to the Chief Executive Officer by the advisor.